

Mail Stop 3561

September 2, 2008

<u>Via U.S. Mail</u>

Almaymoon Mawji
President, Treasurer and Director
Easy CD Yearbook, Inc.
5348 Vegas Dr., Suite 112
Las Vegas, NV 89108

**Re: Easy CD Yearbook, Inc.
            Amendment No. 1 to Registration Statement on Form S-1
            Filed August 20, 2008
            File No. 333-151931**

Dear Mr. Mawji:

        We have reviewed your responses to the comments in our letter dated July 22, 2007 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

<u>Prospectus</u>

<u>Prospectus Summary, page 1</u>

1. Refer to the third full paragraph on page 2. Discuss the basis for your forecast that you will begin generating revenues in June 2009, considering that you have not yet engaged a third party to produce your video. How are you able to determine when video production will commence and complete and what it will cost? How are you able to tell whether you will generate revenues at all until you have offered a product?

2. Discuss whether you have made any efforts to engage a third party contractor to develop your planned video. Address specifically whether you intend to commence such efforts before the effective date of this registration statement.

Activities to Date, page 22

3. You state on page 22 and in your response to prior comment number 28 that you have published two free samples of the first two sessions of your instructional video on your website. However, we could not locate these two free sessions on your website during our review. Your website merely contains verbal summaries describing a tool called "GIMP" but no links to videos. The term "free samples" implies that you have posted shortened versions or portions of the referenced videos. If this is not the case, please revise the disclosure to more accurately describe the written summaries available on your website or update the website.

Competition and Competitive Strategy, page 23

4. In the last sentence to the first paragraph on page 23, we note that the competing software programs costs between $300 and $500. Please consider revising the disclosure to also disclose the approximate price of your product here so that an investor may compare the differences in price.

Description of Property, page 25

5. Please revise to disclose that "EastBiz.com" is your agent for service of process and not "EasBiz.com."

Management, page 26

6. Please revise to disclose specific dates (month/year) of employment whenever possible for Mr. Kaba. Please note that we may have additional comments after reviewing your responses.

Executive Compensation, page 28

7. We note that you have no arrangements by which your executives will be compensated. Please also address any intent to your compensation executives, despite the lack of a formal arrangement.

Other

8. The independent public accountants in each amendment should furnish manually signed and currently dated consents to the registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief - Legal

cc: David E. Danovitch, Esq.
        facsimile: (212) 980-5192